Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May – July 2018

FIRST QUARTER May 1 – July 31, 2018

•	Consolidated net sales amounted to TSEK 128 compared to TSEK 20 in the first quarter the previous year

•	Operating loss was TSEK 26,572 compared to TSEK 28,421 in the first quarter the previous year

•	Net loss after tax amounted to TSEK 31,102 compared to TSEK 31,713 in the first quarter the previous year

•	Loss per share was SEK 0.18 compared to SEK 0.23 in the first quarter the previous year

•	Comprehensive loss was TSEK 31,097 compared to TSEK 31,715 in the first quarter the previous year

•	The veterinary medicine assets have been transferred to AdvaVet Inc.

•	The company presented phase III data at ASCO in June

•	Application for marketing authorization for Apealea is in the final stages

•	The company withdrew its application for orphan drug status for Apealea in the EU

•	Adjustment of terms and conditions of the company’s loan

EVENTS AFTER CLOSING DAY

•	GMP[1] certificate issued by the Russian Ministry of Health

•	The company’s loan of MSEK 108 was replaced and pro-longed

1 Good Manufacturing Practice

COMMENTS FROM THE CEO:

Dear Shareholders,

The loan we previously had from Nexttobe has been taken over by a consortium and pro-longed which stabilizes our financial position. We have reduced our cost structure over the past year and, in combination with the effects of increasing commercialization, the financial results will hopefully significantly change for the better in the next future. The aim is to secure the company’s long-term financial situation during the second half of 2018 partly as a result of discussions with partners regarding distribution of Apealea.

After the meeting in July of EMA’s Committee for Medicinal Products for Human Use (CHMP), the authority somewhat unexpectedly came back to us with a further question concerning our application for marketing authorization for Apealea and at the same time Oasmia’s previous answer was accepted. The company was given 30 days of respite to reply and we have already replied accordingly. EMA’s decision on Apealea is expected in September. We do not see this new question as an obstacle other than timewise. At the same time we assess that the feedback and our update of the registration documentation will be beneficial and help to further reduce the time that the regulatory process will take in the US.

Apart from the summer break for maintenance, production at our manufacturing unit in Uppsala continues to run at full capacity and we are continuing to manufacture for the Russian market as well as for coming launches in other countries. Oasmia will stop producing Apealea in Uppsala during the autumn in order to transfer all commercial production of the product abroad for all markets.

Regarding Russia the company in conjunction with change of distributor also had to change label and code for our product to be able to sell Paclical within the healthcare system. Further and in accordance with new Russian rules, all foreign manufacturers must be inspected and approved by the proper Russian authority in order to receive the right to deliver to Russia. This has caused a long queue at the authorities and affect all pharmaceutical companies doing business with Russia. We finally received our inspection in June and our formal approval was obtained in August in accordance with the new regulation. This has meant we haven’t been able to import pharmaceuticals to Russia during this period which has negatively affected us as well as our partner. We aim to resume distribution and marketing of Paclical very soon

The company’s veterinary assets have now been formally transferred to our American subsidiary. The transaction is a pre-requisite to be able to list AdvaVet in the U.S. according to plan. The interest within the veterinary market is huge in the U.S. and during the past years several IPO:s have been made at very attractive valuations. AdvaVet will present the results of the Doxophos Vet study during the autumn and provided that the objectives of the study have been reached the company will apply for so-called conditional approval during 2019. Sales in the US can start shortly after conditional approval has been granted by the FDA.

Against this background we are expecting a number of important and crucial events in the company in the near future

Mikael Asp, CEO